UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  F O R M   11-K



                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the Year Ended December 31, 1997



                            NATIONAL FUEL GAS COMPANY
                            TAX-DEFERRED SAVINGS PLAN
                             FOR NON-UNION EMPLOYEES

                            (Full title of the Plan)



                            NATIONAL FUEL GAS COMPANY
          (Name of issuer of the securities held pursuant to the Plan)



                  10 Lafayette Square, Buffalo, New York 14203
                     (Address of principal executive office)

                              REQUIRED INFORMATION


(1) Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.

        See accompanying Index on page 3.

(2)     Signature

(3)     Exhibits

           Exhibit Number                    Description of Exhibit

                (1)                          Consent of Independent
                                               Accountants

                            NATIONAL FUEL GAS COMPANY
                            -------------------------

                            TAX-DEFERRED SAVINGS PLAN
                            -------------------------

                             FOR NON-UNION EMPLOYEES
                             -----------------------

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                   -------------------------------------------






                                                                       Page
                                                                      Number
                                                                      ------

Report of Independent Accountants                                        4

Financial Statements:

  Statement of Assets Available for Plan
  Benefits, with Fund Information, at
  December 31, 1997 with Comparative
  Totals at December 31, 1996                                          5 - 6

  Statement of Changes in Assets Available
  for Plan Benefits, with Fund Information,
  for the Year Ended December 31, 1997 with
  Comparative Totals for the Year Ended
  December 31, 1996                                                    7 - 8

  Notes to Financial Statements                                        9 - 11

Schedules:

  Schedule I - Item 27a - Schedule of
  Assets Held for Investment Purposes
  at December 31, 1997                                                   12

  Schedule II - Item 27d - Schedule of
  Reportable Transactions for the Year
  Ended December 31, 1997                                             13 - 16

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------



To the Participants and
Administrative Committee of the
National Fuel Gas Company
Tax-Deferred Savings Plan for
Non-Union Employees

         In our opinion, the accompanying statement of assets available for plan benefits, with fund information, and the related statement of changes in assets available for plan benefits, with fund information, present fairly, in all material respects, the assets of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees at December 31, 1997, and the changes in its assets for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Administrative Committee, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

         We have previously audited, in accordance with generally accepted auditing standards, the statement of assets available for plan benefits as of December 31, 1996 and the related statement of changes in assets available for plan benefits for the year then ended (not presented herein) and in our report dated June 13, 1997 we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed statement of assets available for plan benefits as of December 31, 1996 and the condensed statement of changes in assets available for plan benefits for the year ended December 31, 1996, when read in conjunction with the financial statements from which it has been derived, is fairly stated in all material respects in relation thereto.

         Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for benefits of each fund. Schedules I and II and the fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Price Waterhouse LLP
Buffalo, New York
April 6, 1998


                                                        NATIONAL FUEL GAS COMPANY
                                                        TAX-DEFERRED SAVINGS PLAN
                                                         FOR NON-UNION EMPLOYEES
                                 STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION,

                                    AT DECEMBER 31, 1997 WITH COMPARATIVE TOTALS AT DECEMBER 31, 1996

                                    Employer
                                    Contributions                            Participant Salary Reductions
                                    -------------  -----------------------------------------------------------------------------
                                                                                         Vanguard Funds
                                                                  --------------------------------------------------------------

                                    National Fuel  National Fuel                             International      International
                                     Gas Company    Gas Company   Retirement                     Equity             Equity
                                    Common Stock   Common Stock    Savings       Index       Index Fund -        Index Fund -
                                       Fund B         Fund A        Trust      Trust-500   Pacific Portfolio  European Portfolio
                                    -------------  -------------  ----------   ---------   -----------------  ------------------

Investments at market (historical
 cost $71,850,131 and
 $64,722,936, respectively)          $39,462,839    $17,261,625  $ 7,067,785  $28,276,972    $1,033,968           $3,356,979

Receivables
 Employer Contributions                  179,182              -            -            -             -                    -
 Participant Salary Reductions             1,088         96,625       48,030      178,887        13,638               28,505
                                     -----------    -----------  -----------  -----------    -----------          ----------


Assets Available for Plan
 Benefits                            $39,643,109    $17,358,250   $7,115,815  $28,455,859    $1,047,606           $3,385,484
                                     ===========    ===========   ==========  ===========    ==========           ==========

   The accompanying notes are an integral part of these financial statements.




                            NATIONAL FUEL GAS COMPANY
                            TAX-DEFERRED SAVINGS PLAN
                             FOR NON-UNION EMPLOYEES
     STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION,

        AT DECEMBER 31, 1997 WITH COMPARATIVE TOTALS AT DECEMBER 31, 1996



     Participant Salary Reductions
----------------------------------------
      Vanguard Funds
---------------------------


Money Market       Total     Participant  Total all Funds Combined
Reserves, Inc.  Bond Market     Loan            December 31,
  - Prime        Portfolio     Account      1997            1996
--------------  -----------  -----------  --------        --------


  $4,642,519    $3,679,750   $2,716,152  $107,498,589    $87,770,207

           -             -            -       179,182        174,878
      18,963        33,031            -       418,767        447,019
  ----------    ----------   ----------  ------------    -----------

  $4,661,482    $3,712,781   $2,716,152  $108,096,538    $88,392,104
  ==========    ==========   ==========  ============    ===========


The accompanying notes are an integral part of these financial statements.




                                                        NATIONAL FUEL GAS COMPANY
                                                        TAX-DEFERRED SAVINGS PLAN
                                                         FOR NON-UNION EMPLOYEES
                            STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION,

                    FOR THE YEAR ENDED DECEMBER 31, 1997 WITH COMPARATIVE TOTALS FOR THE YEAR ENDED DECEMBER 31, 1996


                                    Employer
                                    Contributions                            Participant Salary Reductions
                                    -------------  -----------------------------------------------------------------------------
                                                                                         Vanguard Funds
                                                                  --------------------------------------------------------------

                                    National Fuel  National Fuel                             International      International
                                     Gas Company    Gas Company   Retirement                     Equity             Equity
                                    Common Stock   Common Stock    Savings       Index       Index Fund -        Index Fund -
                                       Fund B         Fund A        Trust      Trust-500   Pacific Portfolio  European Portfolio
                                    -------------  -------------  ----------   ---------   -----------------  ------------------

Investment Income from National
 Fuel Gas Company Common
 Stock Funds                         $ 1,331,767   $   585,250    $        -  $         -    $         -         $         -

Interest Income                                -             -       405,580            -              -                   -

Investment Income from Mutual
 Funds                                         -             -             -      581,350         11,992              73,218
                                     -----------   -----------    ----------  -----------    -----------         -----------

     Total Investment Income           1,331,767       585,250       405,580      581,350         11,992              73,218

Net Appreciation (Depreciation)
 in Fair Value of Investments          5,876,378     2,632,968             -    6,161,631       (366,473)            561,742

Employer Matching Contributions        2,227,888             -             -            -              -                   -

Participant Salary Reductions                  -       984,603       496,304    1,921,458        169,753             331,017

Participant Purchase and Loan Fees             -           (80)          (80)         (80)        (1,659)             (7,679)

Rollovers and Other Individual
 Transfers In                             40,216        46,991        14,449       76,948            866               7,092

Payments to Participants or
 Beneficiaries                        (2,356,800)     (626,961)     (560,403)  (1,084,578)      (107,957)           (134,429)

Transfers (to)/from Associated
 Funds                                     4,474      (581,825)      (80,167)     910,650        (55,489)             23,178
                                     -----------   -----------    ----------  -----------    -----------         -----------

Increase (Decrease) in Assets
 Available for Plan Benefits
 During the Year                       7,123,923     3,040,946       275,683    8,567,379       (348,967)            854,139

Assets Available for Plan
 Benefits:
     Beginning of Year                32,519,186    14,317,304     6,840,132   19,888,480      1,396,573           2,531,345
                                     -----------   -----------    ----------  -----------     ----------          ----------

     End of Year                     $39,643,109   $17,358,250    $7,115,815  $28,455,859     $1,047,606          $3,385,484
                                     ===========   ===========    ==========  ===========     ==========          ==========

   The accompanying notes are an integral part of these financial statements.



     Participant Salary Reductions
----------------------------------------
      Vanguard Funds
---------------------------


Money Market       Total     Participant  Total all Funds Combined
Reserves, Inc.  Bond Market     Loan            December 31,
  - Prime        Portfolio     Account      1997            1996
--------------  -----------  -----------  --------        --------

$        -     $        -   $        -   $  1,917,017    $ 1,805,695

         -              -      242,175        647,755        652,655

   239,551        225,785            -      1,131,896        951,678
 ---------     ----------   ----------   ------------    -----------

   239,551        225,785      242,175      3,696,668      3,410,028

         -         88,809            -     14,955,055     11,778,246

         -              -            -      2,227,888      2,243,954

   215,408        328,814            -      4,447,357      4,489,840

      (360)           (40)           -         (9,978)       (12,162)

     4,371          6,882        8,583        206,398         58,209

  (674,974)      (165,397)    (107,455)    (5,818,954)    (7,146,732)

   178,699       (200,866)    (198,654)             -              -
 ---------     ----------   ----------    -----------    -----------

   (37,305)       283,987      (55,351)    19,704,434     14,821,383

 4,698,787      3,428,794    2,771,503     88,392,104     73,570,721
----------     ----------   ----------   ------------    -----------

$4,661,482     $3,712,781   $2,716,152   $108,096,538    $88,392,104
==========     ==========   ==========   ============    ===========

The accompanying notes are an integral part of these financial statements.


                            NATIONAL FUEL GAS COMPANY
                            -------------------------

                            TAX-DEFERRED SAVINGS PLAN
                            -------------------------

                             FOR NON-UNION EMPLOYEES
                             -----------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


NOTE 1 - DESCRIPTION OF PLAN
----------------------------

         General:
         -------

         The following description of the National Fuel Gas Company Tax-Deferred Savings Plan For Non-Union Employees ("Plan") is provided for general information purposes, and is qualified in its entirety by reference to the Plan. The Plan was adopted July 26, 1984, effective as of July 1, 1984, and has been amended and restated since that time. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974.

         Eligibility and Participation:
         -----------------------------

         Originally, the Plan was established for the benefit of professional, administrative or executive (i.e. salaried) employees of National Fuel Gas Company and its subsidiaries ("Company"). Persons who were salaried employees on July 1, 1984, were eligible to participate at that date. Effective on various dates since July 1, 1984, most non-union non-salaried employees of the Company became eligible to participate in the Plan. New employees must complete 1,000 hours of employment and have attained age 21 in order to become eligible to participate. There are three groups of non-union employees who are eligible to participate in the Plan. Participant and employer contributions vary by group.

         Contributions:
         -------------

         Participants may direct the Company to reduce their base salaries by a specified full percentage that ranges from 2% to 15%, depending on participant group. These salary reductions are subject to certain Plan and Internal Revenue Code limitations, and the Company remits them to the Plan Trustee on the participants' behalf. In addition, the Company makes an employer matching contribution that ranges from 1% to 6% of the participant's base salary, depending on their participant group, years of service and rate of salary reduction contributions.

         For certain employees, employer matching contributions are contributed first to the National Fuel Gas Company Employees' Thrift Plan ("Thrift Plan") to the extent permitted under the Thrift Plan and then the remainder, if any, is contributed to the Plan. Certain employees are not eligible to make future contributions to the Thrift Plan.

         "Base salary" is defined in the Plan generally to mean a participant's base annual salary for a payroll period. An individual participant's salary reduction contributions to the Plan are subject to ceilings imposed by the Tax Reform Act of 1986. However, Company matching contributions are not subject to such ceilings. The ceiling was $9,500 for 1997 and will be $10,000 for 1998.

         Participants' accounts, including all salary reduction contributions, employer matching contributions, and the increments thereon, are at all times fully vested and nonforfeitable.

         Investment Alternatives for Salary Reduction Contributions:
         ----------------------------------------------------------

         Participants may invest their salary reduction contributions in the common stock of National Fuel Gas Company ("National Stock Fund A"), the Vanguard Retirement Savings Trust and/or in one or more of five mutual funds, in increments of 10%. A separate account is maintained for each participant showing his interest in each fund.

         The National Stock Fund A allows participants to invest their salary reduction contributions in a fund consisting primarily of National Fuel Gas Company common stock. This fund also maintains a small cash position in Vanguard Money Market Reserves and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends.

         The Vanguard Retirement Savings Trust invests primarily in investment contracts issued by insurance companies, commercial banks, and other similar types of fixed principal investments.

         Five mutual funds are currently offered by The Vanguard Group of Investment Companies: the Vanguard Index Trust-500 Portfolio, which invests in publicly-traded common stocks and attempts to duplicate the investment performance of the Standard & Poors 500 Composite Price Index; the Vanguard Money Market Reserves-Prime Portfolio, which invests in money market instruments which mature in one year or less; the Vanguard Bond Index Fund-Total Bond Market Portfolio, which invests in bonds and other "fixed-income" securities and seeks to duplicate the investment performance of the Lehman Brothers Aggregate Bond Index; the Vanguard International Equity Index Fund - Pacific Portfolio, which attempts to provide investment results paralleling those of the Morgan Stanley Capital International Pacific Index, a diversified index of common stocks of companies located in Japan, Australia, New Zealand, Hong Kong and Singapore; and the Vanguard International Equity Index Fund - European Portfolio, which attempts to provide investment results that correspond to the price and yield performance of European stocks, in the aggregate, as represented by the Morgan Stanley Capital International Europe (Free) Index.

         Participants may, in accordance with the rules and restrictions of the Plan, transfer existing balances among the available investment funds, reduce or increase the percentage of salary reduction elected, redirect their current salary reduction contributions into different investment funds, or suspend salary reduction contributions altogether.

         Employer Matching Contributions:
         -------------------------------

         Employer matching contributions are invested in a fund consisting primarily of the common stock of National Fuel Gas Company ("National Stock Fund B"). This fund also maintains a small cash position in Vanguard Money Market Reserves and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends. A separate account is maintained for each participant showing his interest in this fund. Participants may not redirect their interests in this fund into any other fund.

         Withdrawals, Loans and Distributions:
         ------------------------------------

         Plan participants (or their beneficiaries) may receive distributions from the Plan upon death, retirement, disability or other termination, in accordance with a qualified domestic relations order, or in the event of hardship, subject to the Plan's limitations and restrictions. Additionally, Plan participants may borrow from their accounts in accordance with various Plan rules. In certain cases, participants may postpone receipt of Plan distributions.

         Administration:
         --------------

         National Fuel Gas Company is the Administrator of the Plan. A Tax-Deferred Savings Plan Committee appointed by National Fuel Gas Company's Board of Directors exercises National Fuel Gas Company's duties as Administrator. The assets of the Plan are held by the Trustee, Vanguard Fiduciary Trust Company ("Vanguard").

         National Fuel Gas Company has the right to terminate, amend, or modify the Plan at any time.

         The Plan is not required to be insured by the Pension Benefit Guaranty Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

         Basis of Accounting and Valuation:
         ---------------------------------

         The accounts of the Plan are maintained on the accrual basis. National Stock Funds A and B are reported on a current value basis using the quoted market value of National Fuel Gas Company common stock and the value of the cash positions and receivables at the close of the Plan year. Mutual funds are reported on a current value basis, using quoted market values of the investments at the close of the Plan year. The investment contracts in the Vanguard Retirement Savings Trust are carried at fair value, which approximates contract value, as determined by the Vanguard Retirement Savings Trust's Investment
Committee. National Fuel Gas Company stock distributed to participants is reflected at market value at the date of distribution.

         Administrative expenses:
         -----------------------

         Expenses related to administration of the Plan and Trust are borne by the Company. The Company paid Vanguard $16,922 for services rendered in connection with the Plan and Trust for the year ended December 31, 1997. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant. Loan origination fees and annual maintenance fees for each loan are also borne by the participant.

NOTE 3 - INCOME TAXES
---------------------

         The Internal Revenue Service has determined that the Plan qualifies under Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986, as amended. Accordingly, no provision for income taxes has been recorded.

NOTE 4 - PARTIES-IN-INTEREST
----------------------------

         For the Plan years ended December 31, 1997 and 1996, there were no known prohibited transactions with parties-in-interest as defined in ERISA Sections 406 and 407(a) and Internal Revenue Code Section 4975(c).


                                                                                                                        SCHEDULE I
                                                                                                                        ----------

                                                        NATIONAL FUEL GAS COMPANY
                                                        -------------------------
                                            TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
                                            -------------------------------------------------
                                        ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                        ----------------------------------------------------------
                                                            DECEMBER 31, 1997
                                                            -----------------

                                            (c) Description of Investment
        (b) Identity of Issue,                  Including Maturity Date, Rate
            Borrower, Lessor                    of Interest, Collateral, Par                                (e) Current
(a)         or Similar Party                    or Maturity Value                            (d) Cost           Value
---     ---------------------               ----------------------------------                --------       -----------

 *      National Fuel Gas Company
         Stock Funds:
           National Fuel Gas Company        Stock Fund A (990,908 units)                      $10,724,842     $ 17,261,625
           National Fuel Gas Company        Stock Fund B (2,265,375 units)                     22,644,873       39,462,839
                                                                                              -----------     ------------
                                            Total National Fuel Gas Company
                                              Stock Funds                                      33,369,715       56,724,464
                                                                                              -----------     ------------

        Mutual Funds (1):
 *         Vanguard Group of                Index Trust - 500 Portfolio
             Investment Companies             (313,944 units)                                  16,724,320       28,276,972

 *         Vanguard Group of                International Equity Index
             Investment Companies            Fund - Pacific Portfolio
                                              (133,934 units)                                   1,388,610        1,033,968

 *         Vanguard Group of                International Equity Index
             Investment Companies             Fund - European Portfolio
                                              (166,765 units)                                   2,339,475        3,356,979

 *         Vanguard Group of                Money Market Reserves, Inc.
             Investment Companies            - Prime Portfolio
                                              (4,642,519 units)                                 4,642,519        4,642,519

 *         Vanguard Group of                Total Bond Market Portfolio
             Investment Companies             (364,693 units)                                   3,601,555        3,679,750
                                                                                              -----------    -------------
                                            Total Vanguard Mutual Funds                        28,696,479       40,990,188
                                                                                              -----------     ------------

        Common/Collective Trust (2):
 *         Vanguard Group of                Retirement Savings Trust
             Investment Companies             (7,067,785 units)                                 7,067,785        7,067,785

*       National Fuel Gas Company
           Tax Deferred Savings Plan
           For Non-Union Employees          Participant Loan Account                            2,716,152        2,716,152
                                                                                             ------------    -------------

                                                  TOTAL ASSETS HELD FOR INVESTMENT            $71,850,131     $107,498,589
                                                                                              ===========     ============


 *    Denotes known party-in-interest to the Plan.

(1) The financial statements of the mutual funds have been filed with the Securities and Exchange Commission by the Vanguard Group of Investment Companies, investment companies registered under the Investment Company Act of 1940.

(2) The audited annual report for the Vanguard Retirement Savings Trust has been filed with the Department of Labor by the Vanguard Fiduciary Trust Company. The entity's tax identification number is 23-2186884.



                                                                                                                      SCHEDULE II

                                                        NATIONAL FUEL GAS COMPANY
                                            TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
                                              ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                   FOR THE YEAR ENDED DECEMBER 31, 1997

                      (b) Description of
                          Asset (Include
                          Interest Rate                                                       (f) Expense
(a) Identity of           and Maturity      (c) Purchase      (d) Selling     (e) Lease           Incurred with  (g) Cost of
    Party Involved        in Case of Loan)      Price             Price           Rental          Transaction        Asset
-------------------   --------------------- ----------------  ------------    -----------     ----------------- ------------

Purchase Transactions
---------------------

Vanguard Group of     Index Trust - 500
 Investment Companies  Portfolio             $5,162,357         $    -         $      -         $       -        $5,162,357

National Fuel Gas
 Company              Stock Fund A            3,683,540               -               -                 -         3,683,540

National Fuel Gas
 Company              Stock Fund B            3,611,342               -               -                 -         3,611,342

                      Money Market
Vanguard Group of     Reserves, Inc.
Investment Companies  - Prime Portfolio       2,730,891               -               -                 -         2,730,891

Vanguard Group of     Retirement
 Investment Companies  Savings Trust          1,675,608               -               -                 -         1,675,608




                                                                   SCHEDULE II

                            NATIONAL FUEL GAS COMPANY
                TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997


(h) Current Value
    of Asset on
    Transaction    (i) Net Gain
    Date               or (Loss)
-----------------  -------------





   $5,162,357         $      -


    3,683,540                -


    3,611,342                -



    2,730,891                -


    1,675,608                -




                                                                                                                    SCHEDULE II

                                                        NATIONAL FUEL GAS COMPANY
                                            TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
                                              ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                   FOR THE YEAR ENDED DECEMBER 31, 1997

                      (b) Description of
                          Asset (Include
                          Interest Rate                                                       (f) Expense
(a) Identity of           and Maturity      (c) Purchase      (d) Selling     (e) Lease           Incurred with  (g) Cost of
    Party Involved        in Case of Loan)      Price             Price           Rental          Transaction        Asset
-------------------   --------------------- ----------------  ------------    -----------     ----------------- ------------

Sale Transactions
-----------------

Vanguard Group of       Index Trust - 500
 Investment Companies   Portfolio             $     -          $2,739,487        $    -          $      -        $2,042,332

National Fuel Gas
 Company                Stock Fund A                -           3,274,247             -                 -         2,740,424

National Fuel Gas
 Company                Stock Fund B                -           2,368,145             -                 -         1,562,309

                        Money Market
Vanguard Group of       Reserves, Inc.
 Investment Companies    - Prime Portfolio          -           2,766,987             -                 -         2,766,987

Vanguard Group of       Retirement
 Investment Companies   Savings Trust               -           1,400,655             -                 -         1,400,655





                                                                   SCHEDULE II
                            NATIONAL FUEL GAS COMPANY
                TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997


(h) Current Value
    of Asset on
    Transaction    (i) Net Gain
    Date               or (Loss)
-----------------  -------------





   $2,739,487         $697,155


    3,274,247          533,823


    2,368,145          805,836



    2,766,987                -


    1,400,655                -


                                    SIGNATURE


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      NATIONAL FUEL GAS COMPANY
                                      TAX-DEFERRED SAVINGS PLAN
                                      FOR NON-UNION EMPLOYEES
                                           (Name of Plan)







                                      By:/s/ Joseph P. Pawlowski
                                         --------------------------------------
                                         Joseph P. Pawlowski
                                         Treasurer and Principal Accounting
                                         Officer of National Fuel Gas Company,
                                         Member of the Tax-Deferred Savings
                                         Plan Committee



Date:  June 12, 1998

                                  EXHIBIT INDEX


           Exhibit Number                    Description of Exhibit

                (1)                          Consent of Independent
                                               Accountants